(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Telzuit Medical Technologies, Inc.

Full Name of Registrant

Nimbus Group, Inc., Take to Auction Com, Inc., Taylor Madison Corp.

Former Name if Applicable

5422 Carrier Drive, Suite 306

Address of Principal Executive Office (Street and Number)

Orlando, Florida 32819

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant cannot file the Quarterly Report on Form 10-QSB for the period ended September 30, 2006 within the prescribed time period because the Company does not have all of the information necessary to complete the required financial statements by November 14, 2006. To allow sufficient time for the Registrant to prepare and review the accuracy and completeness of the Quarterly Report on Form 10-QSB, the decision has been made to delay the filing of the Form 10-QSB. This delay could not be avoided without unreasonable delay and expense. The Registrant currently anticipates filing the Form 10-QSB, with all required financial statements, within five days of the date hereof.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Warren D. Stowell (Name)	(407) (Area Code)	354-1222 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates a change in its results of operations for the three months ended September 30, 2006 when compared to the corresponding period of the previous fiscal year. However, the Registrant’s financial statements are not complete. As such, the Registrant cannot determine if a significant change in results of operations from the corresponding period of the prior year will be reported on its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006, nor can it quantify the extent of any such change at this time.

TELZUIT MEDICAL TECHNOLOGIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2006	/s/ Warren Stowell
Warren Stowell, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).